


05011371

August 25, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS-CP 099/2005**

     Subject: Notification of the Book Closing for Interest Payment and Principal Repayment of
                        Debentures of the Company (AIS063A).

     Date: August 25, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



August 25, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, AIS-CP 099/2005**

      Subject: Notification of the Book Closing for Interest Payment and Principal Repayment of
                     Debentures of the Company (AIS063A).

      Date: August 25, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 25, 2005

AIS-CP 099/2005

August 25, 2005

Re: Notification of the Book Closing for Interest Payment and Principal
Repayment of Debentures of the Company (AIS063A)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS 05/1767 of TMB Bank Plc. on August 25, 2005

Advanced Info Service Public company Limited ("the Company") would like to inform you
that the Company will close the registered book for interest payment and principal repayment
of debentures of the Company (AIS063A), the details are shown in the referenced letter.

Referenced Letter

IVS.05/1767

August 25, 2005

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS063A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of
ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2001, DUE 2006
would like to announce that the registered book of AIS063A will be closed from 12.00 on
September 9, 2005 for the right to receive the interest for the period # 9 and principal # 7.
AIS063A will be paid the interest on September 23, 2005 with interest rate 5.30 % from the
period of March 23, 2005 to September 22, 2005 for 184 days and principal repayment at THB
125 per unit.